

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 21, 2009

By U.S. Mail and facsimile to (781) 251-4655

Mr. Richard T. Riley
Executive Chairman
LoJack Corporation
200 Lowder Brook Drive, Suite 1000
Westwood, MA 02090

      **RE: LoJack Corporation
            Form 10-K for the year ended December 31, 2008
            and Document Incorporated by Reference
            Filed March 13, 2009**

              **Forms 10-Q for the Quarterly Periods Ended March 31 and June 30, 2009
              File No. 1-08439**

Dear Mr. Riley:

      We have reviewed your supplemental response dated July 31, 2009 and have the following comments.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your response to comment one in our letter dated July 10, 2009. Since a quoted market price for each reporting unit is not available, please tell us why the market capitalization approach is an appropriate method under SFAS 142. It is not appropriate to utilize your market capitalization to determine the fair value of each reporting unit under SFAS 142. Please advise. Please tell us if the impairment testing for SCI and Locator was performed at the annual testing dates as required by SFAS 142 and the methodology used. You do not have the option to waive impairment testing of newly acquired businesses. We do not understand what you mean by the term revisited in the last paragraph of your response to this comment.

2.   We note your response to comment two in our letter dated July 10, 2009. We do not understand how you determined that there were no triggering events at December 31, 2008 and March 31, 2009 given the state of the worldwide economy, including Canada. Tell us specifically what changed that did not exist at December 31, 2008 or March 31, 2009 to create a triggering event at June 30, 2009. Please tell us how you reconciled the growth rates that you used in your forecasts with your historical forecast for the last three years (2006-2008). Provide a narrative description as to how the growth used would have been achieved.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Notes to the Unaudited Consolidated Financial Statements

11. Impairment of Goodwill and Intangible Assets, page 11

3.   Please disclose any additional information in your response that is not disclosed here in your next filing. Please tell us in detail how you calculated the weighted average cost of capital that you used in your impairment testing for each date at which you measured an impairment.

*   *   *   *

        As appropriate, please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director